FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ w Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Monica Walsh	Anne Marie McCauley
A&R Partners	Check Point Software Technologies
650.762.2894	650.628.2040
mwalsh@arpartners.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE
SECOND QUARTER OF 2006

REDWOOD CITY, Calif., – July 18, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2006.

“During the second quarter, we continued to generate good financial results which were in-line with our projections,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “While our market environment remained challenging, we are pleased with the sequential increase in our key financial metrics over the first quarter.”

Financial Highlights for the Second Quarter of 2006:
—	Total Revenues: $138.9 million, an increase of 4 percent compared to $133.6 million in the first quarter of 2006 and a decrease of 4 percent compared to $144.6 million in the second quarter of 2005.
—	Total Product and License Revenues: $122.0 million, an increase of 4 percent compared to $117.3 million in the first quarter of 2006 and a decrease of 6 percent compared to $130.1 million in the second quarter of 2005.
—	Net Income – GAAP: $65.7 million, an increase of 7 percent compared to $61.6 million in the first quarter of 2006 and a decrease of 16 percent compared to $78.0 million in the second quarter of 2005. The primary difference in net income in the second quarter of 2006 compared to the second quarter of 2005 is equity based compensation expenses in the amount of $9.3 million which are being reported in the second quarter of 2006GAAP results pursuant to SFAS 123(R), compared to $0.9 million in equity based compensation expenses included in the 2005 results.

—	Net Income – Non GAAP: $76.0 million, an increase of 1 percent compared to $75.1 million in the first quarter of 2006 and a decrease of 5 percent compared to $79.8 million in the second quarter of 2005. Non-GAAP net income excludes equity based compensation expenses and acquisition related charges[1].
—	Earnings per Diluted Share – GAAP: $0.27, an increase of 9 percent compared to $0.25 in the first quarter of 2006 and a decrease of 12 percent compared to $0.31 in the second quarter of 2005. Equity based compensation expenses are included in the second quarter of 2006 GAAP results pursuant to SFAS 123(R).
—	Earnings per Diluted Share – Non GAAP: $0.32, an increase of 3 percent when compared to $0.31 in the first quarter of 2006 and the same when compared to $0.32 in the second quarter of 2005. Non-GAAP EPS excludes equity based compensation expenses and acquisition related charges.
—	Deferred Revenues: $176.5 million, a decrease of $2.3 million or 1 percent compared to deferred revenues as of March 31, 2006 and an increase of $22.3 million or 14 percent compared to deferred revenues as of June 30, 2005.
—	Share Repurchase Program: During the second quarter of 2006, Check Point repurchased 7.4 million shares at a total cost of approximately $138.4 million.
—	Cash Flow: cash flow from operations was $87.2 million, an increase of 3 percent compared to the second quarter of 2005.

See “Use of Non-GAAP Financial Information” and “Reconciliation of Supplemental Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

The highlight of our second quarter product evolution was the introduction of the new perimeter security solutions, VPN-1 Power and VPN-1 UTM, replacing our previous core products. Key products unveiled during the quarter included:

—	VPN-1 Power – a complete line of products featuring integrated firewall, VPN and intrusion prevention along with patented SecureXL acceleration technologies for enterprises with demanding performance requirements.

—	VPN-1 UTM – a complete line of unified threat management (UTM ) products combining firewall, VPN, intrusion prevention, antivirus and more in fully integrated and easy-to-manage solutions.

—	New version of NGX Platform – the framework of our entire portfolio of security solutions now integrates endpoint security with perimeter, internal and Web security through unified security management console and introduces centralized, real-time updates of all Check Point security products to guard against the latest security threats and vulnerabilities.

—	ZoneAlarm Internet Security Suite 6.5 – defends consumers against identity theft and advances spyware prevention.

1 “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition related charges” refer to the impact of the amortization of intangible assets and other acquisition related expenses.

Mr. Shwed continued, “We are executing on our product road map for 2006, enhancing our product offering with our new perimeter security product lines, VPN-1 Power and VPN-1 UTM. Furthering our strategy for a unified security architecture, we unveiled the latest version of the NGX security platform in the second quarter. We remain focused on providing proactive, comprehensive security solutions and executing on our business objectives.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 18, 2006 at 5:00 PM ET/2:00 PM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through August 1, 2006 at the Company’s website http://www.checkpoint.com/ir or by telephone at (973) 341-3080, pass code 7588035.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R in 2006 and APB 25 in 2005 and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and such as deemed it important to provide all this information to investors.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s expectations regarding execution on product road map, delivery of new products and execution on business objectives. Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in the company’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including further escalation of hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the amount of equity based compensation charges and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

© 2003-2006 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, DefenseNet, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, OSFirewall, Policy Lifecycle Management, Provider-1, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, Smarter Security, SmartDashboard, SmartDefense, SmartDefense Advisor, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 UTM Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 UTM, VPN-1 Power, VPN-1 SecureServer, VPN-1 VSX, VPN-1 Power VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, ZoneAlarm Antivirus; ZoneAlarm Anti-Spyware, ZoneAlarm Internet Security Suite, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2006	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$58,492	$54,819	$71,248	$113,311	$136,770
Software subscriptions	63,550	62,527	58,892	126,077	117,339

Total product and license revenues	122,042	117,346	130,140	239,388	254,109
Services	16,894	16,246	14,423	33,140	28,115

Total revenues	138,936	133,592	144,563	272,528	282,224

Operating expenses:
Cost of revenues	7,534	6,713	6,586	14,247	12,222
Research and development	15,911	16,283	12,211	32,194	25,358
Selling and marketing	39,565	36,212	37,385	75,777	72,105
General and administrative	10,393	11,234	6,063	21,627	12,411
Amortization of intangible assets
and acquisition related expenses	1,505	2,432	1,411	3,937	2,822

Total operating expenses	74,908	72,874	63,656	147,782	124,918

Operating income	64,028	60,718	80,907	124,746	157,306
Financial income, net	16,218	15,508	13,468	31,726	25,869

Income before income taxes	80,246	76,226	94,375	156,472	183,175
Taxes on income	14,530	14,593	16,378	29,123	31,472

Net income	$65,716	$61,633	$77,997	$127,349	$151,703

Earnings per share (basic)	$0.27	$0.25	$0.32	$0.53	$0.61

Number of shares used in computing
earnings per share (basic)	240,982	243,740	245,398	242,349	246,674

Earnings per share (diluted)	$0.27	$0.25	$0.31	$0.52	$0.60

Number of shares used in computing
earnings per share (diluted)	240,951	245,698	252,179	243,325	254,165

CHECK POINT SOFTWARE TECHNOLOGIES LTD.RECONCILIATION
OF SUPPLEMENTAL FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2006	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP Net income	$65,716	$61,633	$77,997	$127,349	$151,703
Stock-based compensation (1)	9,315	11,600	942	20,915	2,156
Amortization of intangible assets
and acquisition related expenses (2)	963	1,890	869	2,853	1,739

Non-GAAP Net income	$75,994	$75,123	$79,808	$151,117	$155,598

Non-GAAP Earnings per share (diluted)	$0.32	$0.31	$0.32	$0.62	$0.61

Number of shares used in computing
Non-GAAP earnings per share (diluted)	240,951	245,698	252,179	243,325	254,165

(1) Stock-based compensation:
Cost of revenues	$59	$110	$81	$169	$165
Research and development	2,968	3,549	331	6,517	702
Selling and marketing	2,197	2,619	480	4,816	1,139
General and administrative	4,091	5,322	50	9,413	150

Total	$9,315	$11,600	$942	$20,915	$2,156

(2) Amortization of intangible assets
and acquisition related expenses:
Cost of revenues	$1,354	$1,354	$1,354	$2,708	$2,708
Selling and marketing	151	151	57	302	114
General and administrative	-	927	-	927	-
Taxes on income	(542)	(542)	(542)	(1,084)	(1,083)

Total	$963	$1,890	$869	$2,853	$1,739

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30, 2006	December 31, 2005
	(unaudited)

Current assets:
Cash and cash equivalents	$223,055	$298,531
Marketable securities and deposits	953,732	1,044,312
Trade receivables, net	83,979	127,129
Other receivables and prepaid expenses	20,888	20,646

Total current assets	1,281,654	1,490,618

Long-term assets:
Long-term investments	549,280	382,500
Property and equipment, net	44,930	7,665
Intangible assets, net	17,206	20,215
Goodwill	174,295	174,295
Deferred income taxes, net	7,957	8,694
Other assets	924	875

Total long-term assets	794,592	594,244

Total assets	$2,076,246	$2,084,862

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Deferred revenues	$176,542	$168,998
Trade payables and other accrued liabilities	134,868	136,872

Total current liabilities	311,410	305,870

Accrued severance pay, net	3,864	3,271

Total liabilities	315,274	309,141

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	407,872	386,529
Deferred stock-based compensation	-	(2,831)
Treasury shares at cost	(508,918)	(380,834)
Accumulated other comprehensive loss	(13,506)	(8,952)
Retained earnings	1,874,750	1,781,035

Total shareholders' equity	1,760,972	1,775,721

Total liabilities and shareholders' equity	$2,076,246	$2,084,862

Total cash and cash equivalents, deposits and
marketable securities	1,726,067	1,725,343

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$65,716	$77,997	$127,349	$151,703
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,334	1,320	2,745	2,625
Decrease (increase) in trade and other receivables, net	13,416	(9,803)	42,884	3,686

Increase (decrease) in trade payables and other accrued
liabilities	(2,923)	8,662	6,133	13,256
Amortization of intangible assets	1,505	1,411	3,010	2,822
Stock-based compensation	9,315	942	20,915	2,156
Tax benefit related to exercise of stock options	-	2,883	-	4,383
Other adjustments	(1,193)	1,490	(3,842)	1,331

Net cash provided by operating activities	87,170	84,902	199,194	181,962

Cash flow from investing activities:
Investment in property and equipment	(38,837)	(1,038)	(40,010)	(2,180)

Net cash used in investing activities	(38,837)	(1,038)	(40,010)	(2,180)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	23,040	13,355	40,448	20,097
Purchase of treasury shares	(138,433)	(102,565)	(202,358)	(152,271)
Tax benefit related to exercise of stock options	2,200	-	3,450	-

Net cash used in financing activities	(113,193)	(89,210)	(158,460)	(132,174)

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	(64,860)	(5,346)	724	47,608

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,790,927	1,630,245	1,725,343	1,577,291

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,726,067	1,624,899	1,726,067	1,624,899

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

July 18, 2006